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                              July 25, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 19, 2022
                                                            File No. 333-265178

       Dear Mr. Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed July 19,
2022

       General

   1. We note that Exhibits 4.1, 4.2, 4.3 and 4.4 each contain a forum selection provision. If these provisions
require investors in this offering to bring any such action, proceeding, or claim in the courts
identified in such provisions, please disclose such provisions in your registration statement,
and disclose whether these provisions apply to actions arising under the Securities
Act or Exchange Act. If the provisions apply to actions arising under the Securities Act or
Exchange Act, please also add related risk factor disclosure. If these provisions do not apply
to actions arising under the Securities Act or Exchange Act, please also ensure that
the provision in the relevant exhibit states this clearly.
   2. We note that the warrant agreements filed as Exhibit 4.2 and Exhibit 4.4 each contain a
 Boaz Shetzer
ParaZero Technologies Ltd.
July 25, 2022
Page 2
       jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:
           Include a description of the provision in the Risk Factors section of the prospectus.
           Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
           Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
           Clarify whether the provision applies to purchasers in secondary transactions.
Exhibit 5.2, page II-5

3. It does not appear that counsel has opined on the Pre-Funded Warrants. Please advise or have counsel revise the opinion to opine on the Pre-Funded Warrants. You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202)
551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameBoaz Shetzer
                                                              Division of
Corporation Finance
Comapany NameParaZero Technologies Ltd.
                                                              Office of
Manufacturing
July 25, 2022 Page 2
cc:       David Huberman
FirstName LastName